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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               LAUNCH MEDIA, INC.
                            (Name of Subject Company)

                               LAUNCH MEDIA, INC.
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   5185677102
                      (CUSIP Number of Class of Securities)

                               JEFFREY M. MICKEAL
                      CHIEF FINANCIAL OFFICER AND SECRETARY
                            2700 PENNSYLVANIA AVENUE
                         SANTA MONICA, CALIFORNIA 90404
                                 (310) 526-4300
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With copies to:

                               HENRY LESSER, ESQ.
                               JON C. PERRY, ESQ.
                        GRAY CARY WARE & FREIDENRICH, LLP
                               400 HAMILTON AVENUE
                           PALO ALTO, CALIFORNIA 94301
                                 (650) 833-2000

[X] Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

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Preliminary communication filed as an exhibit to this Schedule:

1 Agreement and Plan of Merger, dated as of June 27, 2001, by and among Yahoo! Inc., Jewel Acquisition Corporation and Launch Media Inc.

2 Form of Stockholders Agreement dated as of June 27, 2001, by and among Yahoo! Inc., Jewel Acquisition Corporation and certain stockholders of Launch Media, Inc.

3 Form of Stockholders Agreement dated as of June 27, 2001, by and among Yahoo! Inc., Jewel Acquisition Corporation and certain stockholders of Launch Media, Inc.

Launch Media, Inc. ("Launch") security holders and any potential investors in Launch are advised to carefully read the tender offer statement on Schedule TO, the solicitation/recommendation statement on Schedule 14D-9 and any other documents Launch or Yahoo! Inc. files with the Securities and Exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by Launch at the SEC's website at www.sec.gov. These documents (when available) may also be obtained for free by contacting Jeffrey M. Mickeal, at (310) 526-4300 at Launch.